Exhibit 2

TAT Technologies Ltd.
P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adv. Idan Lidor, Adv. Meital Zimberg Lederman and Adv. Shachar Hananel or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of the company, located at Neta Bulevard 2, Re'em Industrial Zone, Bney Ayish,  Israel, on  September 7, 2015  at 5:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 1 through 3.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEM 3, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSAL SET FORTH IN ITEM 3. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

Item No.1
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation to the Company's Audit Committee and Board of Directors of the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Item No. 2
Approval of the re-election of each of Mr. Samuel Vlodinger, Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber to serve as a director of the company, to hold office until our next Annual General Meeting of Shareholders.

VOTE FOR EACH DIRECTOR SEPARATELY.
	FOR	AGAINST	ABSTAIN
I. Mr. Samuel Vlodinger	☐	☐	☐
II. Mr. Ron Ben Haim	☐	☐	☐
III. Jan Loeb	☐	☐	☐
IIII Ms. Dafna Gruber	☐	☐	☐

Item No.2 I.
Approval of a grant of an annual bonus for the year 2014 to Mr. Itsik Maaravi, TAT’s president & CEO, as described in Item no. 3 of the proxy statement and upon the terms detailed thereto, in accordance with section 272(c1)(1) of the Companies Law 5759-1999.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
	YES	NO
Do you have a Personal Interest in the approval of the grant of an annual bonus to Mr. Itsik Maaravi?	☐	☐

II.
Approval of an annual cash bonus plan for the year 2015 and thereafter, to Mr. Itsik Maaravi, TAT’s president & CEO, as described in Item no. 3 and as set forth in Appendix B of the proxy statement and upon the terms detailed thereto, in accordance with section 272(c1)(1) of the Companies Law 5759-1999.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
	YES	NO
Do you have a Personal Interest in the approval of the grant of options to purchase Shares to Mr. Itsik Maaravi?	☐	☐

PLEASE INDICATE ON THE FOLLOWINGS:

Are you the Controlling shareholder of the Company (with respect to item 3)?	YES	NO
	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on  August 5, 2015, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________________   Signature _________________      Date __________, 2015.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.